Mail Stop 0407

      							September 6, 2005

Via U.S. Mail and Fax
Ms. Synthia Pelini, Chief Financial Officer
Satelites Mexicanos, S.A. de C.V.
Blvd. M. Avila Comacho No.40, 23rd Floor
Col. Lomas de Chapultepec
11000 Mexico D.F.
Mexico

	RE:	Satelites Mexicanos, S.A. de C.V.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 30, 2005


Dear Ms. Pelini:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

							Sincerely,



							Larry Spirgel
							Assistant Director



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Ms. Synthia Pelini
Satelites Mexicanos, S.A. de C.V.
August 9, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE